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SEC FILE NUMBER
8-70335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JOHNSTONE BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

117 SAN AUGUSTINE STREET
(No. and Street)

CENTER	TX	75935
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, P C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd., Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

April 25, 2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Grant Johnstone _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JOHNSTONE BROKERAGE SERVICES, LLC _____, as of 12/31 _____, 2022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
KATIE ANN LAPLANTE
NOTARY PUBLIC - OREGON
COMMISSION NO. 1012938
MY COMMISSION EXPIRES JUNE 3, 2025

Katie Ann LaPlante
Notary Public

Signature: ›
_____
Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JOHNSTONE BROKERAGE SERVICES, LLC
Financial Statements
For the Year Ended
December 31, 2022
With
Report of Independent Registered Public Accounting Firm



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Johnstone Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnstone Brokerage Services, LLC (the Company) as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Johnstone Brokerage Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Jerome Davies, CPA, P.C

Marietta, Georgia
April 12, 2023

Johnstone Brokerage Services, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	90,291
Accounts receivable		47,396
Due from members		42,625
Prepaid expenses and other assets		18,262
Total assets	$	198,574

Liabilites and members' equity

Liabilities

Accrued expenses	$	14,232
Due to member		20,174
Due to related party		2,000
Total liabilities		36,406
Members' equity		162,168
Total liabilities and members' equity	$	198,574

See notes to financial statements.


Johnstone Brokerage Services, LLC
Statement of Operations
Year Ended December 31, 2022


Revenue

Commissions	$	406,830
Interest income		303
Other revenue		21,816
Total Revenue		428,949

Expenses

Compensation and benefits		189,512
Communications and technology		67,737
Occupancy		24,000
Other operating expenses		248,173
Total Expenses		529,422
Net loss	$	(100,473)

See notes to financial statements.

Johnstone Brokerage Services, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2022

Balance at		
December 31, 2021	$	232,641
Contributions from members		30,000
Net loss		(100,473)
Balance at		
December 31, 2022	$	162,168

Johnstone Brokerage Services, LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(100,473)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable		(4,673)
Decrease in due from members		45,704
Decrease in prepaid expenses and other assets		38
Increase in due to member		20,174
Increase in due to related party		2,000
Increase in accrued expenses		6,831
Net cash used by operating activities		(30,399)
Cash flows from financing activities:		
Contributions from members		30,000
Net cash provided by financing activities		30,000
Net decrease in cash		(399)
Cash at beginning of year		90,690
Cash at end of year	$	90,291

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Business
Johnstone Brokerage Services, LLC ('"Company'') was formed February 2, 2019 under the laws of the state of Oregon, and converted to a Texas Limited Liability Company in December 2020.   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective August 8, 2019. The Company is a member of the Financial Industry Regulatory Authority. The Company sells mutual funds, 529 plans and variable annuities. As a limited liability company, the members' liability is limited to their investment.

Upon the dissolution of the former parent company, Johnstone Financial, Inc., effective December 31, 2022, the Company is directly owned by the owners of the former parent.

Revenue Recognition
The Company recognizes revenue from contracts with customers in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is recognized when the Company satisfies its performance obligation by transferring control over goods or services to a customer.

The Company receives commissions and fees ("commissions") from the sale of mutual funds, 529 Plans and variable annuities. The Company receives commissions that may be paid up front, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge, as applicable), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date (date of issuance for annuities). Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty may be dependent on the value of the investment at future points in time and/or the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and/or the investor activities are known, which are usually monthly or quarterly.

Accounts Receivable
The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There was no allowance for credit losses as of December 31, 2022.

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   **Financial Instruments and Concentration of Risk**

The Company maintains cash on deposit with several banking institutions. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Commissions from three product providers accounted for approximately 80% of the Company's revenue.

Note 3   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2022.

Note 4   **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $53,885, which was $48,885 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.68 to 1.0.

Note 5   **Related Party Transactions**

A short-term loan of $42,625 was due from the members as of December 31, 2022. The loan is payable on demand, does not charge interest and is included in "Due from members" on the statement of financial condition.

A short-term loan of $20,000 was due from the Company to a member as of December 31, 2022. The loan was payable on demand, did not charge interest and is included in

"Due to member" on the statement of financial condition. The loan was repaid in full in January 2023.

$174 is due to a member for reimbursement of company expenses paid by the member and is included in "Due to member" on the statement of financial condition.

The Company leases office space from an entity under common ownership under a month-to-month operating lease with an initial term beginning January 1, 2022. The lease automatically renews each month unless cancelled. Lease expense for the year ended December 31, 2022 under this lease agreement amounted to $24,000 and is included in "Occupancy" in the Statement of Operations. $2,000 is due to the lessor under this lease agreement at December 31, 2022 and is reflected as "Due to related party" on the accompanying statement of financial condition.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Financial position and results of operations could differ from the amounts in the financial statements if the above transactions were with entities that were autonomous.

Note 6   **Other Revenue**
In June 2022 the Company received payroll tax refunds and tax credits of $21,816 under the Employee Retention Tax Credit program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. This amount is included as "Other revenue" on the accompanying statement of operations.

Note 7   **Net Loss**
The Company has incurred a net loss for the year ended December 31, 2022. The members intend to make equity contributions as needed to continue operations and ensure compliance with regulatory capital requirements for one year subsequent to the date of the report of independent registered public accounting firm (at minimum).

Note 8   **Subsequent Events**
The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

Johnstone Brokerage Services, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2022

Computation of Net Capital

Total members' equity qualified for net capital	$ 162,168
Non-allowable assets:	
Accounts receivable	47,396
Due from members	42,625
Prepaid expenses and other assets	18,262
Total non-allowable assets	108,283
Net capital before haircuts	53,885
Less haircuts on securities positions	$ -
Net capital	$ 53,885
Aggregate indebtedness	$ 36,406
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ 48,885
Ratio of aggregate indebtedness to net capital	.68 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 (as amended) as of December 31, 2022.

JOHNSTONE BROKERAGE SERVICES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Johnstone Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Johnstone Brokerage Services, LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and (2) the Company stated that the Company met the conditions for reliance Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Jerome Davies, CPA, P.C

Marietta, Georgia
April 12, 2023

Johnstone Brokerage Services, LLC
Exemption Report
December 31, 2022

Johnstone Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Johnstone Brokerage Services, LLC

I, Grant Johnstone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Chief Executive Officer

April 11, 2023